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November 6, 2007

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Mail Stop 6010

Re: BioSante Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 27, 2007 File No. 001-31812

Dear Ladies and Gentlemen:

On behalf of BioSante Pharmaceuticals, Inc., we are responding to the Staff’s oral  comments given to me by Vanessa Robertson on October 29, 2007, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 27, 2007.  The following responses to your comments are numbered to correspond to the oral comments received on October 29, 2007:

Notes to the Financial Statements, page 55
2. Summary of Significant Accounting Polices, page 55

Revenue Recognition, page 58

1.
Comment:  We have read your response to Comment No. 2.  Please revise your disclosure to include your policy for recognizing milestone revenue.  Also, please revise your disclosure in footnote 3 to clarify many of the points in your response that you feel support the timing of recognition as well as clarifying any obligations at the initial signing and throughout the license agreement.

Response:  BioSante will revise its disclosure regarding its policy for recognizing milestone revenue in its future filings, as requested.  In addition, as requested, BioSante will revise its disclosure regarding its sublicense agreement with Bradley Pharmaceuticals, Inc. (“Bradley”) to clarify many of the points BioSante believes support the timing of BioSante’s recognition of revenue with respect to the receipt of milestone payments, as well as BioSante’s obligations at the initial signing and throughout the license agreement. BioSante supplementally advises the Staff that BioSante intends to include the following disclosures in the following notes to its financial statements to be included in BioSante’s next annual report on Form 10-K:

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company enters into various licensing agreements that generate license revenue or other upfront fees and which may also involve subsequent milestone payments earned upon completion of development milestones by the Company or upon the occurrence of certain regulatory actions, such as the filing of a regulatory application or the receipt of a regulatory approval. Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement.  Non-refundable license fees that meet these criteria and are due to the Company upon execution of an agreement are recognized as revenue immediately.

Milestones, in the form of additional license fees, typically represent non-refundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as completion of specified clinical development activities and/or regulatory submissions and/or approvals.  Revenues from milestone payments that meet the criteria in the preceding paragraph are recognized when the milestone is achieved.

Additionally, royalty revenue based upon sales of products under license is recorded when such royalties are earned, which is generally in the quarter when the related products are sold.

Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be recognized within the next twelve months is classified as a current liability. Deferred revenue will be recognized as revenue in future periods when the applicable revenue recognition criteria have been met.

3.           LICENSE AGREEMENTS

In November 2006, the Company entered into an exclusive sublicense agreement with Bradley Pharmaceuticals, Inc. (“Bradley”) for the marketing of Elestrin, the Company’s estradiol gel, in the United States.  Upon execution of the sublicense agreement, the Company received an upfront payment of $3.5 million.  In addition, Bradley paid the Company $7 million and $3.5 million in the first and fourth quarters 2007, respectively, both triggered by the FDA approval of Elestrin in the U.S., which occurred in the fourth quarter 2006.

The Company licenses the transdermal estradiol gel formulation that is used in Elestrin from Antares Pharma IPL AG (“Antares”).  Under its license agreement with Antares, the Company is obligated to pay Antares 25% of all licensing-related proceeds and a portion of any future associated royalties.

The aggregate $14.0 million received from Bradley (consisting of the following amounts paid by Bradley to the Company: $3.5 million in the fourth quarter 2006, $7.0 million in the first quarter 2007 and $3.5 million in the fourth quarter 2007) was recognized as revenue in 2006 since the entire $14.0 million was non-refundable, the Company had a contractual right to receive such payments, the contract price was fixed, the collection of the resulting receivable was reasonably assured and the Company had no further performance obligations under the license agreement.

Bradley also has agreed to pay the Company additional payments of up to $40 million in the event certain sales-based milestones are achieved, plus royalties on sales of Elestrin which totaled $________ for the year ended December 31, 2007.  The Company is obligated to pay 25% of any sales-based milestone payments and a specified portion of royalties to Antares, which the Company will recognize as these payments are triggered, based on reported levels of future Elestrin sales.  Bradley began its commercial launch of Elestrin in mid-June 2007.

License Agreements, page 60

2.
Comment:  We have read your response to Comment No. 3.  Please confirm whether it is reasonably possible that a product will be developed using the patents owned by the University of California and therefore that the Company would have to make milestone payments.  If it is reasonably possible, please confirm that you will include the amount of the potential milestone payments in the table of contractual obligations and your notes to the financial statements in future filings as we believe that information would be useful for investors.

Response:  As described in BioSante’s previous response to the Staff’s written Comment No. 3, pursuant to a negotiated amendment entered into by the Company with the University of California in August 2006, BioSante’s amended license agreement with the University of California no longer requires BioSante to pay any milestone payments to the University.  The amendment also removed the requirement to have available minimum amounts of funds each year for research and development activities relating to the licensed technology as well as eliminating the previous requirement for BioSante to achieve specific research and development milestones within a specified time period.  In addition, BioSante is no longer obligated to pay the University of California future specified minimum annual royalties. The $100,000 negotiated consideration for the elimination of these future obligations was paid prior to December 31, 2006, and as such, was not included in the contractual obligation table at December 31, 2006.

While the minimum annual royalties were eliminated, under the amended agreement, BioSante continues to be required to pay the University royalties on the sales of any products that may be eventually developed using the patents licensed from the University.  BioSante will include any associated future royalty payments in its contractual obligations table at the time such royalty liabilities are recognized. No products have been developed under this agreement to date.  BioSante notes that this amendment was previously filed with the SEC in connection with BioSante’s filing of its quarterly report on Form 10-Q for the quarter ended September 30, 2006 and that certain portions therein were subsequently granted confidential treatment by the Staff.

BioSante acknowledges that in its initial response to the Staff’s written Comment No. 3, BioSante inadvertently stated that “…BioSante is still obligated under the amended licensing agreement to pay milestones and royalties to the University of California,” (emphasis added) and that a similar reference to “milestone payments” also inadvertently remained in BioSante’s disclosure of the University of California license agreement in note 3 to the financial statements included in BioSante’s annual report on Form 10-K for the year ended December 31, 2006.  BioSante intends to revise that disclosure in note 3 to its financial statements to be included in BioSante’s  annual report on Form 10-K for the year ending December 31, 2007 to state as follows (language stricken will be deleted):

3.           LICENSE AGREEMENTS

In June 1997, the Company entered into a licensing agreement with the Regents of the University of California, which has subsequently been amended, pursuant to which the University has granted the Company an exclusive license to seven United States patents owned by the University, including rights to sublicense such patents.  The University of California has filed patent applications for this licensed technology in several foreign jurisdictions, including Canada, Europe and Japan. The Company is obligated to pay ~~milestones and~~ royalties to the University if and when a product is developed using these patents.

3.
Comment:  In your revised contractual obligations table included in response to Comment No. 3, the amount you include as an obligation to Antares is $875,000; however, on page 69 to the 2006 Form 10-K, you disclose that $875,000 was paid to Antares in 2006 and that a liability of $2,625,000 was recorded.  Please advise or revise your contractual obligations table.  Furthermore, please clarify whether there are any other potential milestone payments to be paid to Antares that are reasonably possible.  If so, please revise your table of contractual obligations to include the total amount of potential milestone payments to Antares.  Also revise your disclosure to include the events that would trigger these payments and confirm that you will include the same information in the notes to the financial statements.

Response:

Under the terms of the BioSante’s license with Antares, and as a result of the sublicense entered into between BioSante and Bradley, BioSante was obligated to pay to Antares $875,000 prior to December 31, 2006, $1.750 million during the first quarter 2007, and an additional $875,000 during the fourth quarter 2007. The first two amounts have been paid to Antares by BioSante in accordance with contractual terms.  The contractual obligations table included in BioSante’s response to the Staff’s written Comment No. 3 in its letter to you dated October 10, 2007 portrays BioSante’s contractual obligations as of September 30, 2007.  Therefore, BioSante included only the remaining $875,000 milestone payment still owed to Antares as of that date.

Please note that in addition to the $875,000 contractual obligation to Antares remaining as of September 30, 2007, BioSante will revise the table to also include $6,328 of recognized liabilities as of that date for royalties payable to Antares based on third quarter 2007 sales of Elestrin by Bradley.  These amounts were inadvertently not included in the contractual obligations table as of September 30, 2007 contained in BioSante’s original response to the Staff’s oral Comment No. 3.  As such, the proposed contractual obligations table that BioSante intends to provide in its Form 10-Q for the quarter ended September 30, 2007 is as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	$110,386	$110,386
Obligation for Settlement Agreement	137,647	137,647
Obligation under License Agreement with Antares	881,328	881,328
Commitments Under License Agreement with Wake Forest	710,000	30,000	160,000	160,000	360,000
Total Contractual Cash Obligations	$1,839,361	$1,159,361	$160,000	$160,000	$360,000

With respect to the second part of the Staff’s oral Comment No. 3, as noted in BioSante’s response to the Staff’s oral Comment No. 1, BioSante may become obligated to pay to Antares additional sales-based milestone payments.  BioSante will include these payments in its contractual obligation table at the time BioSante becomes obligated to make such payments.

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.	BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your oral comments, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/Amy E. Culbert

Amy E. Culbert

cc:	Jim B. Rosenberg, Division of Corporation Finance, Securities and Exchange Commission
       Vanessa Robertson, Division of Corporation Finance, Securities and Exchange Commission
       Stephen M. Simes, BioSante Pharmaceuticals, Inc.
Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.
Benjamin G. Resch, Deloitte & Touche LLP